09042981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
NOV 25 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAWTHORNE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FRANKLIN VILLAGE DRIVE
(No. and Street)

FRANKLIN (City) MA (State) 02038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT R.JOSEPH 617-451-1422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP
(Name – *if individual, state last, first, middle name*)

10 ST. JAMES AVENUE (Address) BOSTON (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT R JOSEPH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAWTHORNE SECURITIES CORPORATION, as of SEPTEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert R. Joseph personally appeared before me, and proved his/her identification through satisfactory evidence, which were MASS Lic to be the person whose name is signed on the preceding or attached document in my presence on this 12 day of Nov 2009.
Camille E. Molloy Notary Public
Commonwealth of Massachusetts
My Commission Expires January 26, 2012

Camille E. Molloy
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hawthorne Securities Corporation
and Subsidiary

Annual Audited Report
Form X-17A-5   Part III

September 30, 2009

Hawthorne Securities Corporation and Subsidiary

Index to Financial Statements

September 30, 2009

	Page
Independent Auditors' Report	1
Consolidated Statement of Financial Condition	2
Consolidated Statement of Operations	3
Consolidated Statement of Cash Flows	4
Consolidated Statement of Changes in Stockholders' Equity	5
Notes to Financial Statements	6 - 10
Additional Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Computation of Basic Net Capital Requirements; Computation of Aggregate Indebtedness	11 - 12
Schedule II - Report on Material Inadequacies	13

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders of
Hawthorne Securities Corporation
Franklin, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Hawthorne Securities Corporation and subsidiary as of September 30, 2009, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Hawthorne Securities Corporation management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hawthorne Securities Corporation and subsidiary at September 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wachman LLP

Boston, Massachusetts
November 23, 2009

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition

September 30, 2009

Assets		
Cash	$	20,878
Cash - clearing deposit		25,000
Due from clearing broker		16,578
Loan receivable - officer		5,000
Other assets		11,328
Total Assets	$	78,784
Liabilities		
Accounts payable and accrued expenses	$	25,912
Commissions payable		3,738
Total liabilities		29,650
Stockholders' Equity		
Common stock, $2 par value		
Authorized 15,000 shares		
Issued and outstanding 2,512 shares		5,024
Additional paid in capital		450,982
Accumulated deficit		(406,872)
Total Stockholders' Equity		49,134
Total Liabilities and Stockholders' Equity	$	78,784

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Operations

Year Ended September 30, 2009

Revenues	
Commissions	
Brokerage	$ 127,304
Mutual funds	175,100
Commissions paid to sales representatives	(48,099)
Net commission income	254,305
Recovery of arbitration award	49,000
Interest and dividends	12,336
	315,641
Expenses	
Compensation and benefits	129,707
General and administrative	123,112
Clearing and operations	31,748
	284,567
Net Income	**$ 31,074**

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Cash Flows

Year Ended September 30, 2009

Cash Flows from Operating Activities	
Net Income	$ 31,074
Change in operating assets and liabilities:	
Due from clearing broker	(7,998)
Other assets	(4,824)
Accounts payable and accrued expenses	(28,287)
Commissions payable	575
Cash used by operating activities	(9,460)
Net Decrease in Cash	(9,460)
Cash at Beginning of Year	30,338
Cash at End of Year	$ 20,878

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Changes in Stockholders' Equity

Year Ended September 30, 2009

	Common Stock		Additional Paid In	Accumulated	
	Shares	Amount	Capital	Deficit	**Total**
Balance at Beginning of Year	2,512	$ 5,024	$ 450,982	$ (437,946)	**$ 18,060**
Net Income	-	-	-	31,074	**31,074**
Balance at End of Year	2,512	$ 5,024	$ 450,982	$ (406,872)	**$ 49,134**

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

Hawthorne Securities Corporation (the "Company") is a registered broker dealer incorporated in Massachusetts. The Company provides a wide range of brokerage services for individuals and corporations. Mutual fund and securities transactions are cleared by Scott & Stringfellow, Inc. on a fully disclosed basis. ***See Note 9 regarding discontinuance of operations.***

The consolidated financial statements include the accounts of the Company and Hawthorne Insurance Agency, Inc. (the "Agency") it's wholly owned subsidiary. The Agency was organized to sell life, health, and accident insurance policies and variable annuities. The Agency is inactive as of September 30, 2009, and no business has been transacted.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

Customers' securities transactions and related brokerage commissions and expenses are recorded on a settlement date basis. Settlement date accounting does not differ materially from trade date accounting.

Trading and investment securities and securities sold not yet purchased are valued at quoted market values. Unrealized gains and losses are included in loss on principal trading. Securities consist of stocks and warrants. Securities transactions of the Company are recorded on a trade date basis.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectible accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collection efforts are written off by a charge to the valuation allowance and a credit to accounts receivable.

Note 2 - Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment is stated at cost and is presented in the financial statements net of accumulated depreciation. Depreciation is provided by straight line and accelerated methods over the estimated useful lives of the assets. Details of furniture and equipment at September 30, 2009 are as follow:

Cost	$ 25,342
Accumulated Depreciation	25,342
Net	$ -

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were used in the valuation of deferred tax assets. These estimates are subject to change in the near term.

Note 3 - Loan Receivable Officer

Loan receivable officer is a non-interest bearing loan with no definite repayment terms.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as calculated and defined in Rule 15c3-1.

The Company is required to maintain a ratio of aggregate indebtedness to net capital (as defined) not to exceed 15 to 1. At September 30, 2009, the Company had net capital pursuant to rule 15c3-1 of $39,875 which was $34,875 in excess of its required net capital of $5,000.

Note 5 - Income Taxes

The Company has operating loss carryforwards of $273,000 which may reduce income taxes in future years. These operating loss carryforwards expire through the year 2029. A valuation allowance has been recorded to reflect the uncertainty of realizing the income tax benefits.

The following is a summary of the Company's deferred income taxes as of September 30, 2009:

Deferred Tax Assets:	
Net operating loss carryforwards	$ 273,000
Effective tax rate	30 %
Potential tax savings	81,900
Valuation allowance	(81,900)
Net Deferred Tax Asset	$ -

Note 6 - Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company executes transactions as an agent between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. The Company has not experienced any significant nonperformance by counter parties.

Obligations arising from securities sold but not yet repurchased in connection with its normal trading activities expose the Company to off balance sheet risk in the event market prices increase, since the Company may be obligated to repurchase these short positions at a greater price.

From time to time, the Company maintains cash in financial institutions in excess of insured limits.

Note 7 - Commitments and Contingencies

The Company rents office space under a noncancellable operating lease through March 2012. The lease requires a base monthly rent of $1,736 through March 2011 then increasing to $1,808.

The following is a schedule by year of the minimum payments due under terms of the lease:

Year Ending September 30	Amount
2010	$ 20,832
2011	21,265
2012	10,849
	$ 52,946

The lease was assigned to a new entity when the Company ceased its operations.

Rental expense for the year ended September 30, 2009 was $20,483.

During the year ended September 30, 2006, the Company entered into a five year clearing agreement with Scott and Stringfellow. The agreement contains an early termination penalty if the agreement is terminated by the Company within the first two years. The penalty is $15,000 and $7,500 if terminated in the first or second year, respectively.

Note 8 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Franklin, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Note 9 - Subsequent Events

Discontinuance of Operations

Effective October 1, 2009, the financial consultants of Hawthorne Securities Corporation became an independent practice of Capitol Securities Management, Inc. The Company ceased substantially all of its operations. The Company is being offered for sale, in which the primary asset held for sale is an intangible asset, the existing broker-dealer registration. The disposal costs are immaterial and not reflected in the financial statements.

Date of Management Evaluation

Management has evaluated subsequent events through November 23, 2009, the date on which the financial statements were available to be issued.

Hawthorne Securities Corporation

Schedule I

September 30, 2009

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital		$ 49,134
Deductions for Nonallowable Assets		
Prepaid expenses	$ 3,290	
Notes and loans receivable	5,000	
Investment in subsidiary	100	8,390
Net capital before haircuts		40,744
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)		
Stocks and money market accounts		869
Net Capital		$ 39,875

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 1,977
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 34,875
Excess Net Capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 36,909

Hawthorne Securities Corporation

Schedule I (Continued)

September 30, 2009

Computation of Aggregate Indebtedness

Total Liabilities	$	29,650
Subordinated debt		-
Total Aggregate Indebtedness	$	29,650
Percentage of Aggregate Indebtedness to Net Capital		74.36 %

Reconciliation of Net Capital:

Net Capital reported on Part IIA Focus Report	$	39,875

There is no material difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of September 30, 2009.

Report on Material Inadequacies

We have audited the financial statements of Hawthorne Securities Corporation and Subsidiary for the year ended September 30, 2009. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Boston, Massachusetts
November 23, 2009

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.millerwachman.com

760 Washington Street
Holliston, MA 01746
Tel (508) 429-2395
Fax (508) 429-8797
email: holliston@millerwachman.com

Offices in:
Boston and Worcester

To the Board of Directors and Stockholders of
Hawthorne Securities Corporation and Subsidiary
Franklin, Massachusetts

In planning and performing our audit of the consolidated financial statements of Hawthorne Securities Corporation and Subsidiary (the Company), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller Wachman LLP

Boston, Massachusetts

November 23, 2009